FORM 8-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 19, 2009**

SONOMA VALLEY BANCORP
(Exact name of registrant as specified in its charter)

California	**000-31929**	**68-0454068**
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

202 West Napa Street, Sonoma, California   95476
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(707) 935-3200**

(Former name of former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Section 8 - Other Events

Item 8.01 Other Events

Sonoma Valley Bancorp declared a cash dividend of thirty cents ($0.30) per share on February 19, 2009. The cash dividend is payable to shareholders of record on February 27, 2009 and will be paid on March 13, 2009. For more information, please see the press release attached as Exhibit 99.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Exhibit Description
99	Press release dated February 19, 2009 titled "Sonoma Valley Bancorp Declares Cash Dividend"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 19, 2009

Sonoma Valley Bancorp, a California corporation

/s/ Mary Dieter Smith
Mary Dieter Smith
Chief Financial Officer
(Principal Finance and Accounting Officer)